

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Amanda Bradley
General Counsel
Shift Technologies, Inc.
2525 16th Street, Suite 310
San Francisco, California 94103-4234

> **Re: Shift Technologies, Inc.**
> **Tender Offer Statement on Schedule TO**
> **Filed on November 5, 2020**
> **File No. 005-90966**
> **Proxy Statement on Schedule 14A**
> **Filed on November 5, 2020**
> **File No. 001-38839**

Dear Ms. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Tender Offer Statement on Schedule TO filed November 5, 2020

General

1. Please provide us your detailed legal analysis of your reliance on Section 3(a)(9) of the Securities Act in determining that the exchange offer is exempt from registration.

Conditions, page 27

2. Please revise your disclosure to clarify how you will treat warrants delivered pursuant to guaranteed delivery arrangements for purposes of satisfying the minimum tender condition.

Schedule 14A filed on November 5, 2020

General

3.   We note the forum selection provision, included in Section 2.2 of Amendment No. 1 to Warrant Agreement at Annex A of your proxy statement, identifies the courts of the State of New York or the United States District Court for the Southern District of New York, as the exclusive forums for litigation arising from the Amendment to the Warrant Agreement. Please revise your proxy statement to describe this provision, including any risks or other impacts of the provision on investors and any uncertainty about the enforceability of the provision. In addition, please clearly disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

4.   Please ensure consistency of disclosure throughout the documents recently filed on behalf of Shift Technologies, Inc., including its Schedule 14A and Schedule TO. In addition, where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314, Jacqueline Kaufman at (202) 551-3797, or Dan Duchovny at (202) 551-3619 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Martin Glass